December 11, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Attn: David Gessert

Re:	Fernhill Corp. Offering Statement on Form 1-A POS File No. 024-11630

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, Fernhill Corp., a Nevada corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its Offering Statement on Forms 1-A POS (File No. 024-11630), together with all exhibits and amendments thereto (collectively, the “Offering Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on October 7, 2022 and March 6, 2023.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement as the Company has made a decision to not pursue the offering further at this time while we evaluate our plan of operations and narrow the focus of our business. The Offering Statement has not been declared qualified by the Commission, and no securities have been sold thereunder.

Sincerely,

/s/ Marc Lasky
Marc Lasky President